Exhibit 4.2

DESCRIPTION OF TARSUS PHARMACEUTICALS, INC.’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description of the common stock, par value $0.0001 per share, of Tarsus Pharmaceuticals, Inc. (“us,” “our,” “we,” or the “Company”), which is the only security of the Company registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), summarizes certain information regarding the common stock in our amended and restated certificate of incorporation, our amended and restated bylaws and applicable provisions of Delaware general corporate law (the “DGCL”), and is qualified by reference to our amended and restated certificate of incorporation and our amended and restated by-laws, which are incorporated by reference as Exhibit 3.1 and 3.2, respectively, to the Annual Report on Form 10-K for the fiscal year ending December 31, 2020.

General

Our authorized capital stock consists of 210,000,000 shares of common stock, all with a par value of $0.0001 per share of which:

•200,000,000 shares are designated common stock; and
•10,000,000 shares are designated preferred stock.

As of December 31, 2020, our amended and restated certificate of incorporation, authorizes us to issue up to (i) 200,000,000 shares of common stock, par value $0.0001 per share, and (ii) 25,000,000 shares of preferred stock, par value $0.0001 per share.

The following is a summary of the material provisions of the common stock and preferred stock provided for in our amended and restated certificate of incorporation and amended and restated bylaws. For additional detail about our capital stock, please refer to our amended and restated certificate of incorporation and amended and restated bylaws.

Common Stock

Our common stock is listed on the Nasdaq Global Select Market under the symbol “TARS”.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. See “Dividend Policy” for more information.

Voting Rights

The holders of our common stock are entitled to one vote per share. Stockholders do not have the ability to cumulate votes for the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any associated qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock. There are no restrictions presently on the repurchase or redemption of any shares of our preferred stock.

The issuance of preferred stock will affect, and may adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•restricting dividends on the common stock;
•diluting the voting power of the common stock;
•impairing the liquidation rights of the common stock; or
•delaying or preventing changes in control or management of our company.

We have no present plans to issue any shares of preferred stock nor are any shares of our preferred stock presently outstanding.

Effect of Certain Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of amended and restated incorporation and our amended and restated bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Classified Board. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that our board of directors is divided into three classes, consisting of three Class I directors, two Class II directors and two Class III directors. The directors designated as Class I directors have a term expiring at our annual meeting of stockholders in 2021. The directors designated as Class II directors have a term expiring at our annual meeting of stockholders in 2022, and the directors designated as a Class III directors have a term expiring at our annual meeting of stockholders in 2020. Directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote at the election. Under the classified board provisions, it will take at least two elections of directors for any individual or group to gain control of our board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

Undesignated preferred stock. The authority of our board of directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest, or otherwise by making it more difficult or more costly to obtain control of our company. Our board of directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Advanced Notice Requirement. Stockholder nominations of individuals for election to our board of directors and stockholder proposals of other matters to be brought before an annual meeting of our stockholders must comply with the advance notice procedures set forth in our amended and restated bylaws. Generally, to be timely, such notice must be received at our principal executive offices no later than the date specified in our proxy statement released to stockholders in connection with the preceding year’s annual meeting of stockholders, which date shall be not earlier than the 75th day, nor later than the close of business on the 45th day, prior to the one-year anniversary of the date on which we first mailed our proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year’s annual meeting.

Special Meeting Requirements. Our amended and restated bylaws provide that special meetings of our stockholders may only be called at the request of a majority of the authorized number of members of the board of directors, chairperson of the board of directors, chief executive officer, president or secretary. Only such business shall be considered at a special meeting as shall have been stated in the notice for such meeting.

No Cumulative Voting. Our amended and restated certificate of incorporation does not include a provision for cumulative voting for directors.

Removal of Directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that the holders of our voting stock may only remove our directors for cause.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Size of Board and Vacancies. Our amended and restated bylaws provide that the number of directors on our board of directors is fixed exclusively by our board of directors. Vacancies and newly created directorships resulting from any increase in our authorized number of directors will be filled by a majority of our board of directors then in office, although less than a quorum, or by a sole remaining director.

Indemnification. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify our officers and directors against losses as they incur in investigations and legal proceedings resulting from their services to us, which may include service in connection with takeover defense measures.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 generally prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•any merger or consolidation involving the corporation and the interested stockholder;

•any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of either the assets or outstanding stock of the corporation involving the interested stockholder;

•subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines interested stockholder as an entity or person who, together with affiliates and associates, beneficially owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

The provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.